SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated March 7, 2003

                             STMicroelectronics N.V.

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                 (Translation of registrant's name into English)

                         39, Chemin du Champ-des-Filles,
                   1228 Plan-les-Ouates, Geneva, Switzerland

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                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):]

                                 Yes       No  X
                                     ---      ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated March 7, 2003 announcing that STMicroelectronics has repurchased its Zero Coupon Senior Convertible Bonds due 2010.

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                           [STMicroelectronics logo]

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                                 PRESS RELEASE
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                              COMMUNIQUE DE PRESSE
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                                COMUNICATOSTAMPA
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                               PRESSEINFORMATION
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PR no.C1275H

             STMicroelectronics Announces it Repurchased a Portion
              of its Zero Coupon Senior Convertible Bonds Due 2010

Geneva, March 7, 2003 - STMicroelectronics (NYSE: STM) reported that it has repurchased $428,770,000 of its Zero Coupon Senior Convertible Bonds due 2010, representing 19.98% of the total outstanding issue, for a total amount of $328,208,435.

The Zero Coupon Senior Convertible Bonds were repurchased through off market transactions after the close of the Euronext Paris market on March 6, 2003 for an average price of $765.47 per Convertible Bond. The repurchased Bonds will be cancelled in accordance with the terms of the Indenture.

ST's Zero Coupon Senior Convertible Bonds due 2010 are listed on Euronext Paris (Premier Marche).

About STMicroelectronics
STMicroelectronics, one of the world's three largest independent semiconductor suppliers, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2002, the Company's net revenues were $6.32 billion and net earnings were $429.4 million. Further information on ST can be found at www.st.com.

For further information, please contact:

Media Relations                         Investor Relations

Maria Grazia Prestini                   Benoit de Leusse
Director, Corporate Media Relations     Investor Relations Manager, Europe
STMicroelectronics                      STMicroelectronics
Tel: +41.22.929.6945                    Tel: +33.4.50.40.24.30

Lorie Lichtlen / Nelly Dimey            Nicole Curtin / Jean-Benoit Roquette
Financial Dynamics                      Financial Dynamics
Paris Tel: +33.1.47.03.68.10            Paris Tel: +33.1.47.03.68.10


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2003                    STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer